UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PRIMO WATER CORPORATION

(Name of Subject Company)

PRIMO WATER CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74165N105

(CUSIP Number of Class of Securities)

David J. Mills

Chief Financial Officer

Primo Water Corporation

101 North Cherry Street, Suite 501

Winston-Salem, NC 27101

(336) 331-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Sean M. Jones

K&L Gates LLP

300 S. Tryon Street, Suite 1000

Charlotte, NC 28202

(704) 331-7406

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Primo Water Corporation, a Delaware corporation (“Primo” or the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2020, as amended by Amendment No. 1 filed with the SEC on February 10, 2020 (as amended, the “Schedule 14D-9”). This Schedule 14D-9 relates to the tender offer by Fore Acquisition Corporation (“Purchaser”), a wholly owned subsidiary of Cott Corporation (“Cott”), as disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits thereto, as amended, the “Schedule TO”), filed by Cott and Purchaser with the SEC on January 28, 2020, pursuant to which Cott and Purchaser have offered to acquire all of the issued and outstanding shares of Primo common stock in exchange for the following consideration, for each share validly tendered and not properly withdrawn, at the election of the holder:

(i)	$14.00 in cash,

(ii)	1.0229 Cott common shares, no par value per share, plus cash in lieu of any fractional Cott common shares, or

(iii)	$5.04 in cash and 0.6549 Cott common shares,

in each case, without interest and less any applicable taxes required to be deducted or withheld in respect thereof and subject to proration procedures as applicable.

The terms and conditions of the offer are set forth in Cott’s prospectus/offer to exchange (the “offer to exchange”), which is part of a Registration Statement on Form S-4 that Cott filed with the SEC on January 28, 2020, as amended by Amendment No. 1 to the Registration Statement on Form S-4 filed with the SEC on February 7, 2020 (as amended, the “Form S-4”), and the related letter of election and transmittal, which together, along with any amendments or supplements thereto, constitute the “offer.”

As described in Item 8 of the Schedule 14D-9 under the heading “Legal Proceedings,” although Primo believes that no further supplemental disclosure is required under applicable laws, it is making available certain additional information (which it considers immaterial) to its stockholders in this Amendment No. 2. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 2. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment No. 2 is being filed to reflect certain updates as set forth below.

Item 4.	The Solicitation or Recommendation.

The section entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

a.	By replacing the last sentence of the sixteenth paragraph with the following:

In addition, an affiliate of Goldman Sachs has been a lender and served as administrative agent, collateral agent and lead arranger under Primo’s prior $196.0 million senior credit facility, which was entered into in December 2016, and that was refinanced and terminated in June 2018. Primo paid this affiliate approximately $6.0 million in interest during 2018 and $3.9 million in early payment penalties in connection with the termination of the facility.

b.	By replacing “[I]n early September” with “[O]n September 6, 2019” at the beginning of the twenty-sixth paragraph.

c.

By adding the sentence “[I]n connection with Primo’s entry into the definitive agreement, the standstill provisions in the confidentiality agreements with Company A and Company B terminated immediately” at the end of the penultimate paragraph.

The section entitled “Certain Financial Forecasts” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

a.	By adding the following paragraph immediately after the tabular disclosure:

Based upon the Primo financial projections above and conversations with Cott management, management of Primo estimated that operating synergies (“Synergies”) of approximately $30 million would result from the transactions.

The section entitled “Opinion of the Company’s Financial Advisor” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

a.	By removing “(the “Synergies”)” from the sixth bullet in the third paragraph.

b.	By replacing the paragraph entitled “Illustrative Discounted Cash Flow Analysis” with the following:

Illustrative Discounted Cash Flow Analysis. Using the Forecasts and the NOL Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Primo. Using mid-year convention and discount rates ranging from 5.50% to 6.50%, reflecting estimates of Primo’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2019, (i) estimates of unlevered free cash flow for Primo for the years 2019 through 2024 as reflected in the Forecasts and (ii) a range of illustrative terminal values for Primo, which were calculated by applying perpetuity growth rates ranging from 1.00% to 1.50%, to a normalized terminal year estimate of the free cash flow to be generated by Primo of $39 million, per the management of Primo (which analysis implied exit terminal year LTM Adjusted EBITDA multiples ranging from 9.2x to 12.8x). In addition, using the same range of discount rates, Goldman Sachs discounted to present value as of December 31, 2019, the estimated benefits of Primo’s net operating losses and other tax attributes for the years 2020 through 2031, per the management of Primo and as reflected in the NOL Forecasts. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including Primo’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Primo, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived a range of illustrative implied enterprise values for Primo by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative implied enterprise values it derived for Primo using Primo’s net debt outstanding as of December 31, 2019, of $192 million, as provided by the management of Primo, to derive a range of illustrative implied equity values for Primo. Goldman Sachs then divided the range of illustrative implied equity values it derived by the number of fully diluted shares outstanding of Primo (41.7–42.0 million shares), as provided by the management of Primo, to derive a range of illustrative implied present values per share ranging from $13.87 to $19.73.

c.	By replacing the paragraph entitled “Illustrative Present Value of Future Share Price Analysis” with the following:

Illustrative Present Value of Future Share Price Analysis. Using the Forecasts, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Primo common stock, which is designed to provide an indication of the present value of a theoretical future value of Primo’s equity as a function of Primo’s financial multiples. Goldman Sachs first calculated the implied enterprise value per share of Primo common stock as of December 31 for each of the fiscal years 2020 and 2021 by applying a range of enterprise value to next twelve months (NTM) Adjusted EBITDA multiples, or NTM Adj. EBITDA multiples, of 10.5x to 12.5x to estimates of the Adjusted EBITDA for Primo for the following fiscal year, as reflected in the Forecasts. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical average NTM Adj. EBITDA multiples for Primo during the 1-year and 2-year periods ended January 10, 2020. To derive a range of illustrative implied equity value for Primo, Goldman Sachs subtracted the estimated amount of Primo’s net debt outstanding as of December 31 for each of the fiscal years 2020 and 2021 of $166 million and

$136 million respectively, as reflected in the Forecasts, from the range of illustrative implied enterprise values it derived for Primo. Goldman Sachs then divided the range of illustrative implied equity values it derived by the number of fully diluted shares outstanding of Primo as of December 31 for each of the fiscal years 2020 and 2021 (42.7–42.8 million shares and 42.8–42.9 million shares respectively), as reflected in the Forecasts, and discounted the resulting implied future share prices to present value as of January 10, 2020, using an illustrative discount rate of 6.3%, reflecting an estimate by Goldman Sachs of Primo’s cost of equity, to derive a range of illustrative implied present values per share of Primo common stock. Goldman Sachs derived such illustrative discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including an estimated beta for Primo, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in an illustrative range of implied present equity values of $11.94 to $16.23 per share of Primo common stock.

d.	By replacing the last paragraph under the heading “Selected Transaction Analysis” with the following:

For each of the selected transactions, Goldman Sachs calculated and compared the estimated transaction enterprise value, which is (x) the announced per share consideration paid or payable in the applicable transaction multiplied by the number of diluted outstanding shares of the target company plus (y) the net debt of the target company, based on data obtained from public filings, Mergermarket and Capital IQ, as a multiple of the EBITDA as of the announcement date for the applicable target company’s most recently completed four fiscal quarters (which we refer to as the “EV / EBITDA multiple”). Goldman Sachs calculated the implied value per share of Primo common stock by applying an illustrative range of EV / EBITDA multiples of 6.3x to 17.0x to Primo’s LTM Adjusted EBITDA for the period ended September 30, 2019, as provided in company filings, to derive a range of implied enterprise values, from which Goldman Sachs subtracted Primo’s net debt outstanding as of December 31, 2019 of $192 million, as provided by the management of Primo, to derive a range of implied equity values. Goldman Sachs then divided the range of implied equity values by the number of diluted shares of Primo (41.4–41.8 million shares), as provided by the management of Primo, to derive a range of implied values of $2.98 to $15.86 per share of Primo common stock. The illustrative range was selected by Goldman Sachs based on its professional judgment and experience, taking into consideration, among other things, the observed multiples for the selected transactions.

e.	By replacing the first sentence in the paragraph entitled “Premia Analysis” with the following:

Using publicly available information and Thomson Financial Securities data, Goldman Sachs reviewed and analyzed the acquisition premia for 199 transactions announced during the time period from January 10, 2015 through January 10, 2020 involving a public company target based in the United States where stock accounted for more than 50% of the total consideration and where the disclosed enterprise value for the target in the transaction was between $500 million and $5 billion.

f.	By replacing the second paragraph under the heading “Illustrative Present Value of Future Stock Price Analysis for Shares of Primo Common Stock on a Pro Forma Basis” with the following:

Goldman Sachs first derived a range of theoretical enterprise values of Cott (after giving effect to the transactions), separately deriving such theoretical enterprise values to account for Cott’s retention of S. & D. Coffee, Inc. (“S&D”) and Cott’s sale of S&D, as of December 31 for each of the fiscal years 2019, 2020 and 2021, by applying a range of enterprise value to next twelve months (NTM) Adjusted EBITDA multiples, or NTM Adj. EBITDA multiples, of 9.0x to 10.0x to estimates of the Adjusted EBITDA for Cott for the following fiscal year (after giving effect to the transactions), based on the Forecasts, taking into account the Synergies. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical average NTM Adj. EBITDA multiples for Cott and Primo during the 1-year and 2-year periods ended January 10, 2020. To derive a range of illustrative implied equity values for Cott on a pro forma basis, Goldman Sachs first calculated the estimated amount of Cott’s pro forma net debt outstanding as of December 31, 2019, 2020 and 2021, based on the Forecasts and separately deriving such net debt to account for scenarios where Cott retained S&D, deriving $1.6 billion, $1.5 billion and $1.4 billion for 2019, 2020 and 2021 respectively, and where Cott sold S&D, deriving $1.2 billion,

$1.1 billion and $1.0 billion for 2019, 2020 and 2021 respectively. Goldman Sachs then subtracted such estimates of Cott’s pro forma net debt from the range of illustrative implied enterprise values it derived for Cott on a pro forma basis, calculating such equity values to account for Cott’s retention of S&D and Cott’s sale of S&D. By applying a discount rate of 5.7%, reflecting an estimate of Cott’s cost of equity on a pro forma basis (based on the estimated cost of equity for each of Cott and Primo on a stand-alone basis weighted by the market capitalization of Cott and Primo, as of January 10, 2020), Goldman Sachs discounted to present value as of January 10, 2020 both the theoretical future equity values it derived for Cott on a pro forma basis and the cumulative estimated dividends to be paid per Cott common share on a pro forma basis assuming an annual dividend of $0.24, as reflected in the Forecasts, to yield illustrative present values of the pro forma equity values. Goldman Sachs derived such illustrative discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then divided the illustrative present values of the pro forma equity values it derived by the number of fully diluted Cott shares estimated to be outstanding on a pro forma basis (164.6 million), based on the Forecasts, to derive a range of present values per Cott common share on a pro forma basis. Goldman Sachs then multiplied these estimated per share present values by 0.6549, representing the number of Cott common shares to be received upon a mixed consideration election, and added $5.04, the cash portion of the consideration to be received per share of Primo common stock upon a mixed consideration election. This analysis yielded a range of illustrative present values for the 0.6549 Cott common shares, together with the cash portion of the mixed consideration of $5.04, ranging from $14.06 to $17.72, reflecting Cott’s retention of S&D, and $14.10 to $17.34, reflecting Cott’s sale of S&D, for the aggregate transaction consideration received for each share of Primo common stock in the transactions on a pro forma basis.

g.	By replacing the third sentence of the last paragraph under the heading “General” with the following:

The engagement letter between Primo and Goldman Sachs provides for a transaction fee, the calculation of which will be based in part on the value of Cott common shares to be issued in the transactions. The amount of such transaction fee is estimated, based on the information available as of the date of announcement, at approximately $12 million, all of which is contingent upon consummation of the transactions.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the last sentence under the heading “Legal Proceedings” and replacing it with the following:

On February 7, 2020, Cody Badder filed a putative class action lawsuit in the United States District Court of Delaware in an action styled Badder v. Primo Water Corporation et al., 1:20-cv-00191-UNA. Mr. Badder alleges that he is a stockholder of Primo and purports to bring the lawsuit on behalf of himself and a putative class defined as all similarly-situated Company stockholders. The complaint names as defendants the Company, all of the members of the Company Board, Cott, Purchaser, and the other parties to the merger agreement. The complaint purports to state claims for violations of Sections 14(e) and 20(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder. The plaintiff generally alleges that the Schedule 14D-9 filed by the Company omits material information with respect to the proposed transaction which renders the Schedule 14D-9 false and misleading. More specifically, the complaint alleges that the Schedule 14D-9 contains materially incomplete and misleading information concerning, among other things, the sales process, financial projections prepared by Primo management, the financial analyses conducted by the Company’s financial advisor (Goldman Sachs), and the fees that Goldman Sachs’ affiliate earned as a lender and agent under the Company’s senior credit facility. Plaintiff seeks, among other things, an injunction preventing the consummation of the proposed transaction, rescission of the proposed transaction or rescissory damages in the event it is consummated, and the award of attorneys’ fees and expenses.

The Company believes that the allegations in each of these complaints are without merit. The Thompson, Flink and Badder actions are collectively referred to herein as the “Class Actions.”

On February 18, 2020, the parties to the Class Actions entered into a memorandum of understanding (the “MOU”) in which the plaintiffs in the Class Actions agreed to dismiss their individual claims with prejudice and to dismiss claims asserted on behalf of the putative class without prejudice, and the defendants agreed to make certain of the supplemental disclosures set forth herein. The MOU further provides that the parties shall attempt to resolve, as soon as practicable, the plaintiffs’ counsel’s anticipated claim for an award of attorneys’ fees and expenses based on the purported benefit they believe was conferred on Primo stockholders by causing the supplemental disclosures to be disseminated. If the parties cannot reach an agreement, the plaintiffs’ counsel have agreed that any claim for an award of attorneys’ fees and expenses will be made in a single, joint application, and the defendants have reserved the right to challenge the amount of such an award.

Primo and the Company Board deny, and continue to deny, that they have committed any violation of law or duties or engaged in any of the wrongful acts that were or could have been alleged in the Class Actions, and expressly maintain that, to the extent applicable, they diligently and scrupulously complied with any applicable fiduciary and other legal duties and are entering into the MOU solely to eliminate the burden and expense of further litigation, to put the claims that were or could have been asserted to rest, and to avoid any possible delay to the closing of the offer that might arise from further litigation. Nothing in this Amendment No. 2, the MOU, or any other filings in any of the applicable courts shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRIMO WATER CORPORATION

By:	/s/ David J. Mills
Name:	David J. Mills
Title:	Chief Financial Officer

Dated: February 18, 2020